Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Income	F-4

Condensed Interim Consolidated Statements of Comprehensive Income	F-5

Condensed Interim Statements of Changes in Shareholders' Equity	F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 - F-19

- - - - - - - - - - - -

F-1

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$78,220	$76,076
Short-term bank deposits	1,099	732
Marketable securities (Note 4)	11,919	14,138
Trade receivables (net of allowance for doubtful accounts of $ 3,710 and $ 3,852 at June 30, 2018 and December 31, 2017, respectively)	81,165	82,051
Other accounts receivable and prepaid expenses	10,874	8,643

Total current assets	183,277	181,640

LONG-TERM RECEIVABLES:
Severance pay fund	3,101	3,226
Deferred tax assets	3,017	2,990
Other long-term receivables	4,607	2,015

Total long-term receivables	10,725	8,231

PROPERTY AND EQUIPMENT, NET	3,191	3,468

INTANGIBLE ASSETS, NET	45,901	51,011

GOODWILL	95,897	98,189

Total assets	$338,991	$342,539

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-2

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$9,316	$9,771
Trade payables	13,026	12,185
Accrued expenses and other accounts payable	26,244	27,789
Liabilities due to acquisition activities	1,080	3,906
Deferred revenues and customer advances	9,082	5,586

Total current liabilities	58,748	59,237

LONG TERM LIABILITIES:
Long-term debt	25,491	27,814
Long-term liabilities due to acquisition activities	108	581
Deferred tax liabilities	10,937	11,331
Accrued severance pay	3,856	4,174

Total long-term liabilities	40,392	43,900

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTEREST (Note 2)	25,615	25,839

EQUITY:
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at June 30, 2018 and December 31, 2017; Issued and Outstanding: 44,489,203 and 44,488,578 shares at June 30, 2018 and December 31, 2017, respectively	1,040	1,040
Additional paid-in capital	183,455	183,445
Accumulated other comprehensive income (loss)	(4,212)	83
Retained earnings	29,993	25,713

Total equity attributable to Magic Software Enterprises’ shareholders	210,276	210,281
Non-controlling interests	3,960	3,282

Total equity	214,236	213,563

Total liabilities, redeemable non-controlling interest and equity	$338,991	$342,539

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-3

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited
Revenues:
Software	$12,012	$10,488
Maintenance and technical support	15,210	14,434
Consulting services	112,725	101,318

Total revenues	139,947	126,240

Cost of revenues:
Software	4,916	4,672
Maintenance and technical support	1,933	1,950
Consulting services	87,879	79,157

Total cost of revenues	94,728	85,779

Gross profit	45,219	40,461

Operating costs and expenses:
Research and development, net	3,118	3,523
Selling and marketing	14,335	13,595
General and administrative	12,215	10,664

Total operating costs and expenses	29,668	27,782

Operating income	15,551	12,679
Financial expense (income), net	(447)	822

Income before taxes on income	15,998	11,857
Taxes on income	3,410	2,834

Net income	12,588	9,023
Net income attributable to redeemable non-controlling interests	1,417	872
Net income attributable to non-controlling interests	873	304

Net income attributable to Magic Software Enterprises’ shareholders	$10,298	$7,847

Net earnings per share attributable to Magic Software Enterprises’ shareholders:
Basic earnings per share	$0.23	$0.18
Diluted earnings per share	$0.23	$0.18

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited

Net income	$12,588	$9,023

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(5,552)	8,643
Unrealized gain (loss) from available-for-sale securities	(95)	45
Gain reclassified into earnings from marketable securities	-	(106)

Total other comprehensive income (loss), net of tax	(5,647)	8,582

Total comprehensive income	6,941	17,605

Comprehensive income attributable to redeemable non-controlling interests	260	3,511
Comprehensive income attributable to non-controlling interests	678	355

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$6,003	$13,739

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-5

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity

Balance as of December 31, 2016	44,355,770	1,036	182,785	(7,428)	19,825	423	196,641
Exercise of stock options	132,808	4	582	-	-	-	586
Stock-based compensation	-	-	78	-	-	-	78
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	2,440	2,440
Dividend	-	-	-	-	(9,554)	(571)	(10,125)
Other comprehensive income	-	-	-	7,511	-	54	7,565
Net income	-	-	-	-	15,442	936	16,378

Balance as of December 31, 2017	44,488,578	1,040	183,445	83	25,713	3,282	213,563
Exercise of stock options	625	-	2	-	-	-	2
Stock-based compensation	-	-	8	-	-	-	8
Accretion of redeemable non-controlling interests	-	-	-	-	(235)	-	(235)
Dividend	-	-	-	-	(5,783)	-	(5,783)
Other comprehensive loss	-	-	-	(4,295)	-	(195)	(4,490)
Net income	-	-	-	-	10,298	873	11,171
Balance as of June 30, 2018 (unaudited)	44,489,203	1,040	183,455	(4,212)	29,993	3,960	214,236

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-6

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Cash flows from operating activities:

Net income	$12,588	$9,023
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,346	6,891
Stock-based compensation	8	30
Amortization of marketable securities premium and accretion of discount	125	134
Gains reclassified into earnings from marketable securities	-	(106)
Increase in trade receivables, net	(3,864)	(8,557)
Increase in other long term and short term accounts receivable and prepaid expenses	(2,243)	(1,376)
Increase in trade payables	1,117	64
Change in value of loans	(1,456)	3,049
Increase (decrease) in accrued expenses and other accounts payable	(137)	1,495
Increase in deferred revenues	3,766	4,199
Change in deferred taxes, net	(164)	(371)

Net cash provided by operating activities	16,086	14,475

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-7

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Cash flows from investing activities:

Capitalized software development costs	(1,893)	(2,140)
Purchase of property and equipment	(400)	(872)
Cash paid in conjunction with acquisitions, net of acquired cash	(3,484)	(3,808)
Proceeds from maturity and sale of marketable securities	2,000	2,225
Investment in marketable securities and short-term bank deposits	(367)	(2,589)
Short-term loan to a related-party	-	1,183

Net cash used in investing activities	(4,144)	(6,001)

Cash flows from financing activities:

Proceeds from exercise of options by employees	2	332
Dividend paid	(5,977)	(3,697)
Dividend paid to non-controlling interests	-	(209)
Dividend paid to redeemable non-controlling interests	(1,413)	(1,251)
Short-term credit, net	-	497
Long-term loan received	546	6,423
Repayment of long-term loans	(1,550)	(94)

Net cash provided by (used in) financing activities	(8,392)	2,001

Effect of exchange rate changes on cash and cash equivalents	(1,406)	1,505

Increase in cash and cash equivalents	2,144	11,980
Cash and cash equivalents at the beginning of the year	76,076	75,314

Cash and cash equivalents at end of the period	$78,220	$87,294

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-8

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company (“the Group” or “the Company”), is a global provider of: (i) proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”); (ii) selected packaged vertical software solutions; as well as (iii) a vendor of software services and IT outsourcing software services.

Magic Technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software solutions, maintenance and support and related services) and IT professional services.

The principal markets of the Group are in United States, Israel, Europe and Japan.

NOTE 2:-	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL

Principals of consolidation:

The condensed interim consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

Unaudited condensed interim financial information:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 20-F of the Company for the year ended December 31, 2017.

Operating Results for the six months period ending June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

The balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements as of that date.

F-9

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL (Cont.)

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2017, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018, have been applied consistently in these unaudited condensed interim consolidated financial statements, except for, during the first half of 2018, changes associated with recent accounting standards for revenue recognition and change in accounting policy regarding the presentation of the adjustment to the net income attributable to Magic Software Enterprises’ shareholders as a result of accretion of redeemable non-controlling interest as detailed below.

Use of Estimates:

The preparation of the condensed interim consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, redeemable non-controlling interests, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions and stock -based compensation costs. Actual results could differ from those estimates.

Changes in accounting policies

a.	Effective as of January 1, 2018, the Company has followed the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The guidance provides a unified model to determine how revenue is recognized. See Note 3 for further details.

The following is a description of principal activities from which the Company generates revenue. Revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

●	identification of the contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company enters into contracts that can include various combinations of products and software and IT services, as detailed below, which are generally capable as being distinct from each other and accounted for as separate performance obligations.

The Company derives its revenues from licensing the rights to use software (proprietary and non-proprietary), provision of related services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). The Company sells its software primarily through direct sales force and indirectly through distributors and value added resellers.

The Company accounts for its software sales and related services in accordance with ASC 606. Software sales may be perpetual or time limited in its nature. In accordance with ASC 606, the Company will continue to recognize revenue from its software sales at the time of delivery when the customer accepts control of the software. The Company has concluded that its software is distinct as the customer can benefit from the software on its own.

F-10

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL (Cont.)

For contracts with customers that contain multiple performance obligations, the Company accounts for each individual performance obligation separately, if they are distinct from each other. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software sales are typically estimated using the residual approach. Standalone selling prices of software and IT services are typically estimated based on observable transactions when these services are sold on a standalone basis.

Post contract support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and as such, it recognizes revenue for post contract support on a straight-line basis over the period for which technical support is contractually agreed to be provided to the software, typically twelve (12) months.

Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations the Company generally accounts for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts using cost based input methods, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

Deferred revenues, which represent a contract liability, include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized. The Company is required to capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. Amortization expenses related to these costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

b.	The Company changed its accounting policy regarding the presentation of the adjustment to the net income attributable to Magic Software Enterprises’ shareholders as a result of accretion of redeemable non-controlling interest. According to the new accounting policy, the Company presents the accretion amount in the calculation of the earnings per share in the notes of the financial statements, compared to the previous presentation on the face of the consolidated statements of income, since Company’s management believes that reflecting the effects of the accretion as an adjustment to income available to Magic Software Enterprises’ shareholders in the earnings per share note is a more appropriate presentation. The change in policy had no effect on previously reported net income or Magic Software Enterprises’ shareholders’ equity.

F-11

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL (Cont.)

Recently Issued Accounting Pronouncements:

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial Statements

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for the interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the potential effect on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 (ASU 2017-04): Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

NOTE 3:-	REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new guidance related to revenue recognition, which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. ASC 606 requires a company to recognize revenue as control of goods or services transfers to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. It defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under the prior guidance. The Company adopted ASC 606 on January 1, 2018 for all open contracts at the date of initial application, and applied the standard using modified retrospective approach, with the cumulative effect of applying ASC 606 recognized as an adjustment to the opening retained earnings balance. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The adoption of ASC 606 did not have a significant impact on the Company’s financial statements.

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or Software services to the customer, either at a point in time or over time. The Company recognizes its revenues from software sales at a point in time upon delivery of its software license. The Company recognizes revenue over time on significant customization contracts that are covered by contract accounting standards using cost inputs to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606.

F-12

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REVENUE RECOGNITION (Cont.)

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period and are part of a contract that has an original expected duration of more than one year:

	Remainder of 2018	2019	2020	2021 and thereafter
Software license and related revenues and consulting services	$2,661	$4,946	$4,824	$769

In connection with the adoption of ASC 606, the Company is required to capitalize incremental costs that are related to sales during the period, consisting primarily of sales commissions earned when contracts are signed. As of January 1, 2018, the date the Company first adopted ASC 606, the Company did not have capitalized contract acquisition costs related to contracts that were not completed. For contracts that have a duration of less than one year, the Company follows ASC 606’s practical expediency, and expenses these costs when incurred; for contracts with life exceeding one year, the Company records these costs in proportion to each completed contract performance obligation.

For disaggregation of revenue, refer to note 9.

Contract balances:

The following table provides information about trade receivables, contract assets and contract liabilities from contracts with customers (in thousands):

June 30, 2018 (unaudited)
Trade receivables	$75,584
Accrued revenues (short and long-term contract assets)	13,529
Deferred revenues (short-term contract liabilities)	9,082

The Company receives payments from customers based upon contractual payment schedules; trade receivable are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Contract assets include amounts related to the Company’s contractual right to consideration for completed performance objectives not yet invoiced. Contract liabilities (deferred revenue) include payments received in advance of performance under the contract, and are realized with the associated revenue recognized under the contract.

During the six months period ended June 30, 2018, the Company recognized $7,832 that was included in deferred revenues (short-term contract liability) balance at January 1, 2018.

In accordance with ASC 606, the disclosure of the impact of adoption to the Company’s condensed interim consolidated statements of income and balance sheets was as follows:

	Six months ended June 30, 2018
	ASC 606	ASC 605	impact
		Unaudited
Revenue	$1,252	$50	$1,202

F-13

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REVENUE RECOGNITION (Cont.)

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized. The Company capitalizes and amortizes incremental costs of obtaining a contract, such as certain sales commission costs, on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. The Company generally expenses sales commissions as they are incurred when the amortization period would have been less than one year. Amortization expenses related to these costs are included in sales and marketing expenses in the accompanying condensed interim consolidated statements of operations.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	June 30,	December 31,
	2018	2017

Fair value through profit or loss (1)	$1,166	$1,209
Available-for-sale	10,753	12,929

	$11,919	$14,138

(1) The Group recognized trading gains in the amount of $21 and $0 during the six months period ended June 30, 2018 and 2017, respectively.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	June 30,				December 31,
	2018				2017
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$10,905	$(152)	$-	$10,753	$12,987	$(58)	$-	$12,929

Total available-for-sale marketable securities	$10,905	$(152)	$-	$10,753	$12,987	$(58)	$-	$12,929

F-14

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities within one year and from one to three years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due within one year	$4,513	$-	$(34)	$4,479

Due after one year through three years	$6,392	$-	$(118)	$6,274

Total	$10,905	$-	$(152)	$10,753

The total fair value of marketable securities with outstanding unrealized losses as of June 30, 2018 amounted to $10,753, while the unrealized losses for these marketable securities amounted to $152.  Of the $152 unrealized losses outstanding as of June 30, 2018, a portion of which in the amount of $45 was related to marketable securities that were in a loss position for more than 12 months and the remaining portion of $107 was related to marketable securities that were in a loss position for less than 12 months.

As of June 30, 2018 and December 31, 2017, management believes the impairments are not other than temporary and therefore the impairment losses were recorded in accumulated other comprehensive income (loss).

The following is the change in the other comprehensive income of available-for-sale securities during the six months ended June 30, 2018:

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2018	$(57)
Losses reclassified into earnings from marketable securities	-
Unrealized losses from available-for-sale securities	(95)
Other comprehensive income from available-for-sale securities as of June 30, 2018	$(152)

The following is the change in the other comprehensive income of available-for-sale securities during the six months ended June 30, 2017:

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2017	$40
Gains reclassified into earnings from marketable securities	(106)
Unrealized losses from available-for-sale securities	45
Other comprehensive loss from available-for-sale securities as of June 30, 2017	$(21)

NOTE 5:-	FAIR VALUE measurments

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Generally, equity funds are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts, certain corporate bonds and convertible bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

F-15

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE measurments (Cont.)

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$12,929	$-	$12,929
Convertible bonds	-	1,209	-	1,209

Total financial assets	$-	$14,138	$-	$14,138

Liabilities:
Contingent consideration	$-	$-	$1,333	$1,333

Total financials liabilities	$-	$-	$1,333	$1,333

	June 30, 2018
	Fair value measurements using input type Unaudited
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$10,753	$-	$10,753
Convertible bonds	-	1,166	-	1,166

Total financial assets	$-	$11,919	$-	$11,919

Liabilities:
Contingent consideration	$-	$-	$504	$504

Total financials liabilities	$-	$-	$504	$504

Fair value measurements using significant unobservable inputs (Level 3):

	June 30,	December 31,
	2018	2017
	Unaudited

Opening balance	$1,333	$3,088
Payment of contingent consideration	(946)	(2,109)
Increase in fair value of contingent consideration	139	1,587
Decrease in fair value of contingent consideration	-	(1,287)
Decrease in liability against other receivables	-	(118)
Amortization of interest and exchange rate	(22)	172

Closing balance	$504	$1,333

F-16

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

From time to time, the Company and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties, or the First Arbitration. The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that we should pay damages in the amount of $2.4 million.

In September 2016, the same software company sought damages of NIS 34,106 million against the Company and one of its subsidiaries in an arbitration proceeding taking place between the parties (the “Arbitration Proceeding”). In the Arbitration Proceeding, the software company claims that warning letters that the Company sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of the Company’s copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The Arbitration Proceeding is based on rulings given in the First Arbitration that was held between the parties in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties, and upon damages that were awarded to the software company for the years 2009-2010. The software company claims that it was granted permission in the First Arbitration to seek damages relating to the years 2011 onwards in separate proceedings.

On January 23, 2017, the Company filed its statement of defense, maintaining, on various grounds, that the Lawsuit must be rejected, both in limine and on its merits. The software company filed its response on April 2, 2017. Both sides have submitted witness statements, as well as expert opinions relating to both financial issues, technical issues and Google Ads issues.

In view of: (i) the nature of the claims - both factual and legal - that were raised in the proceedings; (ii) the likelihood of an expert-based ruling; and (iii) the stage of the proceedings, where the witnesses and experts are yet to be cross-examined, it is impossible to properly evaluate the prospect of the Arbitration Proceeding being successful.

In February 2018, Comm-IT Ltd., a subsidiary of the Company commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. Based on the Company’s review of the allegations asserted in the counterclaims, it appears that the allegations do not have merit.

NOTE 7:-	EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Stock Option Plans:

Under the Company’s 2007 Stock Option Plan, as amended (“the 2007 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the original 2007 Stock Option Plan, the Company reserved 1,500,000 Ordinary shares for issuance. In 2012, the Company increased the number of Ordinary shares reserved for issuance under the 2007 Plan by additional 1,000,000 Ordinary shares.

F-17

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	EQUITY (Cont.)

On December 31, 2015 the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of June 30, 2018, an aggregate of 1,000,000 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option

The exercise price for each option is determined by the Board of Directors and set forth in the Company’s award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2007 Plan.

A summary of employee option activity under the 2007 Plan as of June 30, 2018 and changes during the six months ended June 30, 2018 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	309,309	$4.38	3.97	$1,237
Granted	-	$-
Exercised	(625)	$4.00
Forfeited	(21,875)	$6.89

Outstanding at June 30, 2018	286,809	$4.19	3.25	$1,179

Exercisable at June 30, 2018	280,559	$4.15	3.21	$1,165

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on June 30, 2018. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the six-month period ended June 30, 2018 and 2017 was $3 and $348, respectively. As of June 30, 2017, there was $3 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized the second half of 2018.

c.	On September 4, 2012, the Company’s Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company’s Board of Directors may at its discretion and at any time, change, the rate of dividend distributions and/or not to distribute a dividend, whether as a result of a one-time decision or a change in policy, all at its discretion.

F-18

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	EQUITY (Cont.)

On August 9, 2017, the Company’s Board of Directors decided to amend the dividend distribution policy announced on September 5, 2012. According to the Company’s amended policy, each year the Company will distribute a dividend of up to 75% of its annual distributable profits. The Company’s Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend, all at its discretion. On August 13, 2017, the Company declared a dividend distribution of $ 0.13 per share ($ 5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, the Company declared a dividend distribution of $ 0.13 per share ($ 5,784 in the aggregate) which was paid on March 26, 2018. Subsequent to the balance sheet date, on August 8, 2018, the Company declared a dividend distribution of $ 0.155 per share ($ 7,562 in the aggregate, see also Note 10) which was paid on September 5, 2018.

NOTE 8:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,
	2018	2017
	Unaudited

Net income attributable to Magic shareholders	$10,298	$7,847
Accretion of redeemable non-controlling interests	(235)	-
Net income attributable to Magic shareholders after accretion of redeemable non-controlling interests	10,063	7,847

Shares used to compute basic earnings per share	44,489,047	44,409,945
Effect of dilutive securities	143,897	165,657

Shares used to compute diluted earnings per share	44,632,944	44,575,602

Basic earnings per share	$0.23	$0.18
Diluted earnings per share	$0.23	$0.18

The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share, since their effect was anti-dilutive, was 0 and 4,186 for the six months ended June 30, 2018 and 2017, respectively.

NOTE 9:-	SEGMENT GEOGRAPHICAL INFORMATION

The Company’s business is divided into the following geographic areas: Israel, Europe, United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the six months ended June 30, 2018 and 2017:

	Six months ended June 30,
	2018	2017
	Unaudited
Israel	$51,043	$43,947
Europe	14,836	12,928
United States	66,313	60,500
Japan	4,830	4,688
Other	2,925	4,177

	$139,947	$126,240

NOTE 10:-	SUBSEQUENT EVENTS

a.	On July 12, 2018, the Company issued 4,268,293 ordinary shares at a price of $8.20 per share and in a total amount of $34,500 net of issuance expenses. The shares were issued to Israeli institutional investors and to our controlling shareholder, Formula Systems (1985) Ltd.

b.	On August 8, 2018, the Company declared a dividend distribution of $0.155 per share ($7,562 in the aggregate) which was paid on September 5, 2018. The dividend distribution relates to the Company’s earnings in the first half of 2018.

F-19